INVEST IN **WASHBNB**

Laundry sucks. eliminating it for Airbnb hosts is a $69B problem! 🛏️ 🦄

PITCH VIDEO   INVESTOR PANEL


laundry sucks.
so we eliminated it for airbnb hosts, vacation rentals & hotels.
washbnb | luxury linens as a service | www.washbnb.com

washbnb.com   Milwaukee WI

Software · Technology · Female Founder · Minority Owned · Services

LEAD INVESTOR



Julie George Exited Airbnb entrepreneur and bestselling author

I have chosen to invest in washbnb because of the incredible opportunity they are pursuing in the ever evolving short term rental industry! I also believe in investing in people that I believe will make a difference in this world.... and Daniel Cruz and his team are certainly in that category. Washbnb are perfectly positioned to take advantage and provide a solution to the never-ending struggle Short Term Rental / Airbnb Hosts face worldwide..... dealing with laundry!! With a unique vision to scale the company, I truly believe that washbnb is going to be a gamechanger in the hospitality industry of the future.

Invested $10,000 this round

Learn about Lead Investors

OVERVIEW   UPDATES 1   WHAT PEOPLE SAY 17   ASK A QUESTION 1

Highlights

1. 📈 home sharing & short-term rental growth is SURGING, best performing travel segment in pandemic
2. 📄 strong B2B sales pipeline including HVI by Marriott, Front Desk, Kasa, Barsala, Sonder, & more!
3. 💸 $24K Revenues from first year in business during a global pandemic
4. 📣 Covered by The New York Times, USA Today, Forbes, & others, 250M impressions and counting
5. Potential path to 🦄 status = just 4% market penetration in US (>$100MM annual revenues)
6. 😎 diverse cofounding team from Tesla, GE Healthcare, Vacasa, Anchor Brewing Co, & GitPrime

Our Team



Daniel Cruz co-founder and CEO

Airbnb Superhost and 15+ year career in marketing, sales, strategy, and events in both B2C and B2B. Left strategic marketing role at GE Healthcare to found washbnb in 2020. International MBA from EGADE in Mexico and Spanish BA from Univ of Hawaii

I have been dealing with this problem as an Airbnb Superhost for over 5 years. When I scaled my business from 1 listing to 4, I was immediately inundated with laundry. I called hotel laundry companies but my 500lbs a week were a mere pittance to them. The more hosts I met and spoke with around the world all complained about the same exact issues.



Brian Mandelin Chief Operations Officer

Experienced operations, logistics, and people director with 20+ years management



experience in the hospitality, fundraising, and manufacturing industries. Real estate & business degree from the University of Wisconsin-Madison.



Cat Simpson Resident Design Nerd & MKE City Manager

Airbnb Co-host and 8+ years experience in the hospitality and short-term rental industries with a focus on customer experience, property management, and housekeeping. BA in Communication Design from MIAD.



Nicholas Haggmark Chief Technology Officer (part time)

I am a long time nerd, software engineer, engineering manager, and first time startup investor. I love to build.



Deirdre Bachman Technical Advisor

Seasoned database professional with 10+ years of experience in designing, building, maintaining, and troubleshooting highly scalable database systems.

Pitch

let's get started with the problem... why does washbnb exist??

Imagine you had family staying for the weekend. It's Monday and they've all gone home. On top of the the guest bed, it's been a couple of weeks since you washed your sheets, and those of the kids... Come to think of it, the towels are starting to smell and there's just **so much laundry**. You need to wash all of the bed, bath, & kitchen linens in your home. It's a MOUNTAIN of laundry that your washer & dryer simply aren't well equipped to handle, let alone fold.

Now do that 3x a week. **It doesn't scale.** That's the old way.

bonus content: search "fitted sheet memes" 😂


Julian Sage
Moderator · July 28
Who HATES doing laundry for their Airbnb?
You and 91 others
102 Comments
community.withairbnb.com › Getting-bedding-laundry-done › td-p
Getting bedding laundry done - Airbnb Community
Jul 9, 2018 - Unfortunately there is no laundry fairy, though I am ever hopeful ... We have the most problems with staining (almost always some type of oil ...
community.withairbnb.com › Hosting › Laundry-service-costs › td-p
Laundry service costs - Airbnb Community
Sep 7, 2017 - Laundry is killing me! My cleaners are charging me over $50 per load of laundry. My recent guests used a ton of linens. The cleaners did 4 loads. You.
airhostsforum.com › new-to-airbnb-laundry-issues
New to Airbnb - laundry issues - Research - We are your AirBnB ...
Nov 8, 2019 - Good evening. I am new to Airbnb and I have some questions regarding cleaning services. Do you usually hire someone to clean who gets ...

Nobody: Absolutely NO ONE: yay it's laundry day.....

personal note from Daniel

I stumbled into Airbnb hosting in 2016 and quickly discovered it was a great side hustle. I started by just sharing my loft when I was away while transitioning from San Francisco to Milwaukee but ended up homeless when I didn't block my calendar and sold out the entire summer! When additional properties came available on my block in Milwaukee, I pounced to get them on Airbnb. Suddenly, I was earning into the six-figures but changing 12-beds multiple times a week! It's relatively easy to scale a hosting business with some hospitality basics, but the cleaning and operations don't scale so easily. There's no escaping the daunting chore of laundry and it was detracting from my ability to provide the best possible hospitality to guests and stunting growth.

I called every laundromat and industrial laundry operator in the area but couldn't find a solution that was high quality, didn't take a whole day of

labor, and reasonably priced. My solution ended up being Cat, my first co-host who did her homework at a laundromat while working through the weekly mountain of linens.


properties in portfolio vs hours doing laundry
hours doing laundry
hours per week
50
40
30
20
10
0
1
2
3
4
5
properties managed

⬆️ More units, more laundry. It's nearly impossible to scale a hosting business if laundry becomes a full-time job!

🙌 solution time


washbnb
automates luxury linens
as a service for:
Airbnb hosts who hate laundry
enterprise providers who can't do laundry
boutique hotels that shouldn't do laundry

washbnb automates luxury linens as a service for Airbnb hosts, vacation rentals, enterprise providers, and hotels. It's **linen rental, logistics, and laundry** included in one simple service that's **purpose built for the new decentralized hospitality marketplace!**

Customers outsource their entire linen/laundry operation to washbnb and we provide their guests with a luxurious bed & bath experience that rivals top luxury chains like the Ritz-Carlton. **Our customers never have to invest money in bedding, towels, kitchen towels, or cleaning rags and the never ending chore of laundry is completely eliminated.**

the new way


washbnb's unique solution
luxury-hotel quality
linens for the entire property
100% sateen cotton sheets
100% turkish cotton towels
OEKO-TEX® certified
a clean hosts and
guests can trust
professionally laundered linens for every guest, every time
COVID-19 eliminating process
99.999% effective against all pathogens
convenient delivery of
clean, pressed & folded linens
customized for each property
when & where you need them
used linens always picked up and professionally laundered
sustainable materials and
eco-conscious processing
OEKO-TEX® certified linens
80% less water and energy used
linen upcycling program

washbnb creates value for its customers around four primary value propositions:

- **Convenience:** eliminates procurement decision paralysis & laundry chore

- **Quality**: luxurious, all natural, professionally cleaned and pressed
- **Trust in Clean**: guaranteed safe from pathogens
- **Sustainability**: 80% reduction in water/energy, zero plastic, linen upcycling


traction signals
$24k
2020 revenue
$114
RevPAD
(revenue per available door per month)
941
reservations
70
units under contract
CREAM CITY
STAYS
BARSALA
Originally
Modern.
DAKOTA GAL DESIGN

washbnb was born February 5th, 2020.

If you're wondering, totally the BEST month ever to start a travel + hospitality company. 🤦‍♂️

Our first month in business we covered 50 reservations at just 5 units. We knew we had something special, and then the pandemic struck. In almost every way possible the pandemic was terrible, but we found a way to persevere (see washhero.org story below). Perseverance recently surfaced as a company value at our first ever in-person all-hands meeting. Reservation volume came back slowly at first and then by June it was right back to 100% capacity. With most hotels closed or deemed unsafe, short-term rentals became the only way to travel.

In May we landed the linen contract at the soon-to-open Dubbel Dutch Hotel, a magnificent 17-room mansion transformed into a chic boutique hotel. Our original customer, Cream City Executive Stays kept adding more units, and we picked up some Airbnb hosts. Before we even knew how to segment our customers, we had paying customers in all of them.

😖 ACRONYM ALERT: RevPAD is our one of our primary key performance indicators, or a data point we use to measure business performance. It stands for Revenue Per Available Door and is calculated as follows:

Monthly Revenue / Total # of Doors during the month.

We borrowed from the Hotel industry which uses RevPAR (Revenue Per Available Room) to measure how much revenue is generated from each room during the month. We use doors to help understand how units perform whether hotel rooms, apartments, or homes in a portfolio and further break them down by customer segment as you'll see in the "How We Make Money" section.


2021 projected revenues
$55
RevPAD
$50,000
$40,000
$30,000
$20,000
$10,000
$0
70 doors
120 doors
200 doors
300 doors
Q1 2021
Q2 2021
Q3 2021
Q4 2021

These projections are not guaranteed

Adding investment capital during Q2 2021 will enable us to add more capacity

and customers in Milwaukee, and expand to Chicago. We are anticipating a lag between deploying capital and fully adding as many customers as will be on the waiting list due to the time it will take to acquire additional inventory and hire/train new staff while laying a sturdy framework to build a high-growth startup.

We are expecting a significant drop in our RevPAD below our targets this year as we onboard new customers and deal with lingering low reservation volumes due to the pandemic.

our market



short-term rental category
do you have plans to expand the number of listings in your portfolio in 2021?
No
YES
YES
YES
YES
Yes by 75-100%
Yes by 50-75%
Yes by 25-50%
Yes by 1-25%
"The state of confidence in the short term rental ecosystem"
Published by Guesty, March 2021

Every industry on earth had to deal with some type of pandemic related effect on their business. For short-term rental hosts it was devastating at first, many went bankrupt or left the industry. But for those that survived, the revenues have returned faster than in any other travel related industry. The secret was out, Airbnb became the way to travel and went public with a blockbuster IPO.



Skift RESEARCH
"The short-term rental sector is rapidly expanding, and it is not just Airbnb, Vrbo, and Booking.com that benefit from this. A growing ecosystem of property managers and B2B vendors are professionalizing the sector, while making a decent penny."
Global Short-Term Rental Market 2010-2019
Airbnb
Booking Holdings
Expedia Group
TripAdvisor
Tujia
Remainder
YoY Growth
$40.0B
$114.6B
"Short-term rental ecosystem and vendor deep dive 2019"
Published by Skift Research, August 2019

market size



SOM
$30MM
3-years
15 markets
SAM
$2.6B
TAM
$69B

We've segmented our customers into B2C (Business to Consumers, or Airbnb hosts for us) and B2B (business to Business transactions) verticals and are tailoring our service to the unique needs of each. Initially we will scale on the back of B2B contracts and build the logistics network capable of adding tens of

thousands of Airbnb properties through an automated sales cycle that will take time and investment to properly build out.

Globally, our market sizing math adds up to just over $69 billion (TAM = Total Addressable Market)

Hotel = 17M rooms * $150/month = $30.6B. + STR = 16M doors * $200/month = $38.4B

We think that's a big enough market to chase down, but to make it a little more reasonable in the medium term:

SAM (Serviceable Available Market) = just the 850K Airbnb & VRBO units, and 4,500 boutique hotels in the US. If we got all of them to use washbnb we'd make $2.6B/year!

SOM (Serviceable Obtainable Market) = is what we think we can realistically achieve. In this case, we think we can capture about 1% US market penetration if we're in 15 of the best STR markets in the next 3 years.

🦄 can washbnb be a unicorn? (yes, but with zebra stripes)



revenue projections
(RevPad = revenue per available door)
Revenue
RevPAD
$ 100 MM
$ 75 MM
$ 50 MM
$ 25 MM
$ 0 MM
$ 2 MM
$ 10 MM
$ 30 MM
$ 65 MM
$ 100 MM
$175.00
$150.00
$125.00
$100.00
$75.00
$50.00
2022
2023
2024
2025
2026

These are projections based on assumptions about our ability to grow revenues are not guaranteed. Assumptions include but are not limited to access to growth and operational capital as needed, ability to scale into many geographies, and ability to convert sales leads into paying customers at similar price points to what we've accomplished already.

The chart above shows a 5-year path to $100MM in revenues, the gold standard for achieving the coveted 🦄 status. This is a projection, and achieving it will likely require washbnb to raise at least one more round of growth capital to help pay for additional scale which functions both to reduce costs and increase revenue per available door due to more favorable client and market conditions. We're bullish about our ability to generate cash from our services while keeping costs low, which combined with the increased leverage that comes with scale should allow us to use less equity sales for growth and achieve profitability early on the journey.

Zebra companies are both black and white: they are profitable and improve society. They won't sacrifice one for the other.

business model



HOTEL
Service enables hospitality but there are no physical services built for the decentralized hospitality marketplace.
the missing link: a ton of laundry is being produced by small accommodation providers (<200 rooms), but they lack access to industrial laundry facilities that provide the best quality clean at the lowest possible price.
They're forced to do it at home, at a laundromat, or increase capex & opex to bring laundry operations in-house.


HOTEL
washbnb
luxury linens
washbnb bridges the gap, creating a closely controlled marketplace between existing industrial laundry facilities and decentralized accommodation providers.
hosts get access to luxury linens processed for the highest quality clean at the lowest possible price
laundry facilities get access to an entirely new use case for their existing fixed assets

💰 how washbnb makes money 💰


unit economics - by segment
HOTEL
airbnb hosts < 10 doors
enterprise 10 - 15k doors
boutique < 250 rooms
subscription includes:
- unlimited plans
- discounted rental pricing
- delivery or in-store exchange
- onboarding & education
- perks account
≈ $175/door/month
≈ $75 subscription + $100 usage
full-service contract includes:
- per-reservation pricing
- on-site inventory management
- onboarding & education
- data analysis & reporting
≈ $200/door/month
+$100/month per building
full-service contract includes:
- per-reservation pricing
- on-site inventory management
- onboarding & education
- data analysis & reporting
≈ $150/room/month
+$100/month per property

This is how much we expect to make per unit, per month. MRR stands for Monthly Recurring Revenue, which we will expect to earn from the B2C segment (mostly Airbnb hosts) for a subscription based service.

⚠️ These numbers are projections based on non-pandemic occupancy levels and our expected pricing power. We expect there to be a delay of two or more years until we're able to meet or exceed these revenue targets.

💰 💰 💰 how washbnb can make even more money 💰 💰 💰


washbnb is a trojan horse
industry consolidator
geographic scale
industrial laundry
expanded use cases
pricing power w/ mfrs
$510 MM
valuable customer lists
product partnerships
hospitality distributed
value added services
2-way logistics network
$15 B
future flywheels = TAM expansion
DTC bed & bath linens
hardware sales and rentals
B2C pivot to consumers
connected sleep hygiene
regular clean linen delivery
$500 B

washbnb will be so much more than linens and laundry, it's a trojan horse into the physical spaces we live/work/play/and travel in. We hope that there will be millions of guests using our sheets each year so we're already drawing up plans for our own direct to consumer line of linens. We believe we can further monetize our logistics network by adding product partnerships that align with our values or white labeling goods commonly used in Airbnbs. And those are just the easy ideas.

washbnb is unique because this is a differentiated business model from the

washbnb is unique because this is a differentiated business model from the digital tools and automations that nearly all of the other startups are working on in this industry. But, we are tech enabled and data driven managers and already investing in technology to streamline our operations, lower costs, drive sustainability, and capture valuable data along the way.

It will take time to develop the company and geographic scale around the core washbnb service, but we're excited at all of the really un-sexy categories we can start to create once we get there.

🕵️ competition



competition - by segment
HOTEL
airbnb hosts
< 10 doors
- residential machines
- cleaning services
- laundromats
- local wash+fold services
enterprise
10 - ∞ doors
- in-unit residential machines
- laundromats
- low quality linen rental service
- commodity laundry services
boutique
< 250 rooms
- in-house equipment
- low quality linen rental service
- commodity laundry service
the status quo: time consuming, expensive & low quality

🥇 We are the first mover in this space and are creating a category that our innovative business model is built to dominate.

Our primary competition is the status quo. Anyone that provides overnight accommodations must provide clean linens for each stay, thus; have some existing solution. Large hotels have access to bulk providers of laundry services but anyone with less than 200 rooms is left scrambling for options, none of which are ideal. Our sales process and talk tracks are full of objection handling that prioritizes value creation and puts customers firmly in control of their journey to hospitality bliss.

Laundry EXTRACTS from companies who have to do it. Extracts time, energy, and money.

washbnb ADDS to companies who use it. We strengthen their businesses by saving time, improving guest experience, improves sustainability, removing decision paralysis, and only making money when they do. What's more, we advise customers to get guests to pay for the service by passing on the cost of washbnb through cleaning and linen fees. Guests appreciate the added transparency around costs and the super soft linens.

but don't take our word for it....



our first customer, est. Jan 2020
CREAM CITY
STAYS
"washbnb helps us deliver our ultimate goal, which is to provide a repeatable, high quality stay for every guest."
John Kroeger,
Cream City Executive Stays
Managing Partner

washbnb is ready to grow 🚀



use of funds: why we need your capital


people / talent
facilities / logistics
product design & development
sales / marketing
water + sustainable tech

We believe we're building the right product, at the right time, and in a market that is hungry for our service. With early product-market fit, it's a crucial moment to write the playbook that improves our customers business and quickly scale it across the earth, wherever people are staying overnight.

Milwaukee is a fantastic place to build a company like washbnb. The worlds largest laundry machine manufacturer is about 100 miles away, the most innovative laundry machine manufacturer (Marathon Laundry Machines) is our neighbor, and there's a burgeoning water-tech industry here. It's also an incredible value. Your investment dollars go much further in funding actual growth instead of insanely expensive office rents, software engineers, or lavish bi-monthly launch parties 😳 . We're frugal, midwest-nice bootstrapers at heart but maniacal stewards of turning capital into rapid growth.

next steps, execute our go-to-market strategy


phase 1: b2b funnel
washbnb is open to B2B customers first (enterprise providers and hotels), allowing us to build facilities and operational capacity on the back of contract revenues. Fewer points of service mean lower operational expenses.
vacasa
ZEUS
SONDER
INSPIRATO
VECTORTRAVEL
evolve
MINT HOUSE
kasa
AT EASE
HOMES & VILLAS
BY MARRIOTT INTERNATIONAL
FRONTDESK
BARSALA
phase 2: automate b2c
airbnb
As we build geographic scale and operational abilities we will invest in sales & logistics automation, enabling washbnb to open the flood gates to the millions of Airbnb, VRBO, and other independent rental hosts.
6M+
Airbnb listings worldwide
4M+
hosts on Airbnb
2M+
average number of people staying on Airbnb per night
Booking.com
expedia group
Vrbo
6.2M+
unique places to stay listed on booking.com
2M+
homes listed on VRBO owned by expedia

washbnb will first be open to our two B2B segments (enterprise & boutique hotels), allowing us to add significant volume while we build operational capabilities to serve smaller customers like Airbnb hosts. Much of the work at this stage is quite manual, but will allow us to learn on-the-job and turn best practices into automated and repeatable processes needed to add more customers at a low cost to serve. In the meantime we are developing educational tools for hosts of all sizes and making ourselves available to any host who may have questions around hospitality principals. Aside from being the right thing to do 🤗 , we also aim to cement our position as thought leaders while building a robust waitlist full of passionate hosts.

🐮 the bull case


Prepare For A Future Surge In Bookings
Revenge travel - the surge in travel we predict once COVID-19 is behind us, sparked by the widespread cabin fever experienced during the pandemic. Whether it happens gradually or the moment enough people are inoculated
why now?
Throughout the pandemic, we've seen an increase in travelers opting for private rentals over hotels (primarily to maintain social distancing). Do you think these travelers will continue to book private rentals rather than traditional hotel stays post-COVID-19?
83.2%
Yes
16.8%
No
(They will go back to booking hotels)
"The state of confidence in the short term rental ecosystem"
Published by Guesty, March 2021
BUSINESS INSIDER
Which is safer: Airbnb or hotels?
Doctors say: Airbnb
Top Trends in 2020 for STR Landscape


against the virus, hosts should prepare their businesses for an influx in bookings. 99
Vered Raviv Schwarz
President & COO, Guesty
#1: Rise of Standardization - Cleaning, operation automation, keyless entry, compliance, etc
"STR Landscape in 2020"
Published by Noiseaware CEO Andrew Shulz, May 2020


meet the washbnb team
Daniel Cruz
Chief Executive Officer
Brian Mandelin
Chief Operations Officer
Cat Simpson
Chief Design Officer
Nick Haggmark
Chief Technology Officer
Zebra companies are both black and white: they are profitable and improve society. They won't sacrifice one for the other.


washbnb

12-months of building washbnb, nearly neatly bookended by the pandemic

what the COVID-19 pandemic did to washbnb


washhero
fresh laundry for all.
our COVID-19 pandemic pivot
The New York Times
'Staying Nimble': How Small Businesses Can, and Do, Shift Gears
With the coronavirus restrictions, entrepreneurs are learning in real time just how they need to adapt to survive.
WISCONSIN INNO
Milwaukee
Chicago Tribune
BizTimes
Getting Laundry Done During COVID-19

another personal note from Daniel

I quit my job at GE Healthcare on Jan. 31, 2020. One month later Brian and I were in NYC at a Guesty event with a freshly designed and printed washbnb business card. We left that event high as kites on the energy in the room generated by just talking about laundry as problem and washbnb as a solution. 2 weeks later we started gBETA Milwaukee, an early stage accelerator run by gener8tor and the following week we were locked in our houses. I lost my two bartending jobs, all of my Airbnb bookings, and it looked like washbnb was the worlds worst idea.

Sitting around not knowing what to do, or plan for, Cat came up with an idea. We still had a trickle of laundry to do for Cream City Executive Stays and had a laundromat secured. With nothing but time and anxiety on our hands we were brainstorming and she suggested we find ways to help people and perhaps we could do their laundry. It took about 24 hours to realize that not only was it the right thing to do, it could potentially be a good thing to do for the business as well. We spent all weekend around a whiteboard and laptops frantically trying to

get a consumer wash+fold business off the ground from zero. In just 4 days we pivoted to wash+fold laundry for seniors and others who couldn't safely get to a laundromat. We took donations, asked people to pay what they could or did it for free, and hired out-of-work service industry professionals.


I'M OUT OF CLEAN SOCKS
I'M ON IT
washhero
clean laundry for all.
$20 BAG OR PAY WHAT YOU CAN
Hi Cat, I just want you to know my mom said you did a wonderful job with her clothes and to thank you so much. We are very grateful more than you can imagined for you and Brian and your services. My mother and father have been tormented for more than 2 years and my sister and I have been so stressed as well with trying to purchase things my parents need, those things getting stolen or ruined, you have taken that nightmare piece out of our lives and we will be eternally grateful to have you in our lives. I will let you know when my mom is ready for your next pick up. Thank you again!!
Hi Cat. I enjoyed seeing you again today. I really, really appreciate your service because I turned 80 years old last Monday and I can no longer get around without the use of a cane. Seeya Wednesday. Stay Safe.
Beth @BethWalloch · Feb 26
Please consider donating to Wash Hero - a local laundry company providing services to people affected in one way or another by the pandemic by offering no-contact services at pay-what-you-can rates. I've never seen clothing folded so neatly. ★★★★★ #milwaukee

The letters, reviews, texts, emails, and elbow bumps we have received from people are amongst the most heartfelt any of us have ever received. We landed some great media coverage which got read by a Milwaukee entrepreneur with similar values who happened to be building a boutique hotel. We put together a proposal for the linen contract and won. 🥳

washbnb was born again.

We got back to work on the original idea and service which we view as infinitely more scalable, but knew we had something meaningful with the laundry service and couldn't leave our customers out to dry. We created washero.org, named Cat the CEO, and took a minority ownership position in the company who's mission is to provide "clean laundry for all." washhero and washbnb are financially separate and independent companies.

comparables

airbnb	PELOTON	purple
$100.7B	$8.1B	$615MM
2020 IPO	2019 IPO	2018 SPAC
home sharing industry, 2-sided marketplace	tech-enabled subscription service	sleep/comfort industry

These projections are not guaranteed and any comparisons are only meant to demonstrate the previous or existing market potential for businesses that are similar to washbnb

Peloton may seem like a stretch here but they've built a vast logistics and services network in a relatively short amount of time while combining hardware sales with software services that create multiple streams, and types, of revenue. The long-term vision for washbnb is to create a similar flywheel type category creation machine that is able to spin up, or into adjacent categories and quickly dominate them. A few other companies that have pulled off similar logistical feats: Amazon, Tesla, Imperfect Foods, Blue Apron.

rental in the front, laundry in the back

Like Rent the Runway...
for your bed and bathroom.

- $1 billion valuation (2019)

- $1 billion valuation (2019)
- over $100MM annual revenue
- over 8 million subscribers
- world's largest dry cleaning facility

These projections are not guaranteed and any comparisons are only meant to demonstrate the previous or existing market potential for businesses that are similar to washbnb

If you still don't think washbnb has the potential to be a unicorn, we present to you, Rent the Runway. An incredible business started by two tenacious women who refused to be told they couldn't scale a rental business. They have quietly built the worlds largest dry cleaning facility and disrupted multiple categories in the fashion industry.

Outfitting an entire property with bed and bath linens creates a heavy package, so we need to scale through our own network of drivers who are also key customer touchpoints. It's more expensive, but also more valuable. Amazon, Peloton, Tesla are three companies who all recently built their own logistics and services network across the country, and soon will have global operations moving a lot of atoms. As the lines blur between live, travel, work, and play, and people become ever more dependent on services, we think this is the best possible time to build a hospitality and services company into this new world.